

16013875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct NW
(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company (Formerly HJ & Associates)
(Name – *if individual, state last, first, middle name*)

1785 West Printers Row	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kye A Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham & Co., Inc., as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public



NANETTE K. ABRAHAM
NOTARY
PUBLIC
02-14-20
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC.

FINANCIAL STATEMENTS

December 31, 2015

CONTENTS



Haynie & Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Firm
Abraham & Co., Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Abraham & Co., Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abraham & Co., Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Abraham & Co., Inc.'s financial statements. The Supplemental Information is the responsibility of Abraham & Co., Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content,

is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



Haynie & Company
Salt Lake City, Utah
February 24, 2016

ABRAHAM & CO., INC.

Statement of Financial Condition

	December 31, 2015
ASSETS	
CURRENT ASSETS	
Cash	$ 19,360
Cash deposit with clearing organization	10,610
Due from affiliate and related party	15,000
Commissions receivable	85
Prepaid expenses and other current assets	934
Marketable securities, at fair value	198
Investment in affiliate company at fair value	39,345
Total Current Assets	85,532
Equipment and software at cost, net of accumulated depreciation of $8,967	8,488
Total Assets	$ 94,020
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 6,478
Due to affiliates	1,367
Total Current Liabilities	7,845
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares	12,800
Additional paid-in capital	241,243
Accumulated deficit	(167,868)
Total Stockholder's Equity	86,175
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$ 94,020

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.

Statement of Income

	For the Year Ended December 31, 2015
REVENUES	
Commissions – securities	$ 17,805
Commissions – annuities	54,416
Contract services	45,563
Advisory fees	9,475
Administrative fees charged to related parties	18,000
Total Revenue	145,259
OPERATING EXPENSES	
General and administrative expense	36,544
Contract services	47,299
Commission expense	64,917
Depreciation	2,321
Unrealized gain on marketable securities	(19)
Realized gain on sale of marketable securities on investment in affiliate company	(3,997)
Unrealized loss on marketable securities investment in affiliate company	22,683
Total Operating Expenses	169,748
LOSS BEFORE OTHER EXPENSES AND LOSS TAX EXPENSE	(24,489)
OTHER EXPENSE	
Interest expense	347
Total Other Expense	347
LOSS BEFORE TAXES	(24,836)
PROVISION FOR INCOME TAXES	-
NET LOSS	$ (24,836)
BASIC AND DILUTED LOSS PER SHARE	$ (1.94)
WEIGHTED AVERAGE SHARES OUTSTANDING	12,800

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2015

	Common Stock		Additional Paid-in Deficit	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2014	12,800	$ 12,800	$ 241,243	$ (143,032)	$ 111,011
Net loss for year ended December 31, 2015	-	-	-	(24,836)	(24,836)
Balance at December 31, 2015	12,800	$ 12,800	$ 241,243	$ (167,868)	$ 86,175

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.

Statement of Cash Flows

	For the Year Ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (24,836)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,321
Unrealized gain on marketable securities	(19)
Unrealized loss on investment in affiliate company	22,683
Realized gain on investment in affiliate company	(3,997)
Changes in operating assets and liabilities:	
Decrease in commissions receivable	50
Increase in prepaid expense and other current assets	(646)
Increase in due from affiliate and related party	(9,000)
Decrease in due to affiliate and related party	(4,424)
Decrease in accounts payable and accrued expenses	(4,773)
Net Cash Provided by Operating Activities	(22,641)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash receipts from sale of investment in affiliate company	12,500
Purchase of property and equipment	(9,675)
Net Cash Provided by Investing Activities	2,825
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(19,816)
CASH, BEGINNING OF YEAR	39,176
CASH, END OF YEAR	$ 19,360
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
CASH PAID FOR:	
Interest	$ 347
Income taxes	$ 2,503

The accompanying notes are an integral part of these financial statements.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Abraham & Co., Inc., a Washington corporation, is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934. The Company engages in the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions, are cleared through another broker/dealer on a fully disclosed basis. he Company does not receive or hold funds of subscribers or securities of issuers, and does not hold customer funds or securities.

Income and Expense Recognition

The Company records income and expense on the accrual basis. Commission revenue and expense, net of clearing fees, are reflected in these financial statements on a trade date basis.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2015, the Company recorded an unrealized gain of $19 on its marketable securities, an unrealized loss of $22,683 on its investment in an affiliate company and a realized gain of $3,997 on the sale of 25,000 shares of common stock at $0.50 per share in its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair Value Financial Instruments (Continued)

insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 198	$ -	$ -	$ 198
Investment in affiliate company	$ 39,345	$ -	$ -	$ 39,345
Liabilities	$ -	$ -	$ -	$ -

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Federal Income Taxes (Continued)

The provision (benefit) for income taxes for the year ended December 31, 2015 consists of the following:

Federal:		
Current	$	(9,313)
Deferred		-
	$	(9,313)

The net deferred tax liability consists of the following components at December 31, 2015:

Depreciation	$	1,103
Valuation allowance		(1,103)
Net deferred tax liability	$	-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 15% to pretax income from continuing operations for the year ended December 31, 2015 due to the following:

Book loss	$	(3,725)
Unrealized loss on marketable securities		3,400
Depreciation		(1,103)
Meals and entertainment		32
Valuation allowance		1,396
Provision for federal income tax	$	-

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of between three and five years.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2015, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $36,698 which was $31,698 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2015 the Company earned $18,000 in administrative fees for services provided to this corporation.

During February 2014, the Company accepted 108,631 shares of common stock of an affiliate company in payment of $36,500 in affiliate entity receivables. During March 2015, the company sold 25,000 shares of affiliate company stock for $0.50 per share, or $15,000, realizing a gain on sale of $3,997.

ABRAHAM & CO., INC.
Notes to Financial Statements
December 31, 2015

NOTE 6 - SUBSEQUENT EVENTS

Management performed an evaluation of Company activity through February 15, 2016 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM & CO., INC.
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2015

ABRAHAM & CO., INC.
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	86,175
Non-allowable assets:		
Fixed assets net of accumulated depreciation		(8,488)
Prepaid assets		(934)
Due from affiliate		(15,000)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(25,055)
Net Capital	$	36,698

ABRAHAM & CO., INC.
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 7,845
Aggregate Indebtedness	$ 7,845

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 523
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 30,698
Ratio: Aggregate indebtedness to net capital	19.10

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$ 36,698
Net Capital Per Above	$ 36,698

ABRAHAM & CO., INC.
Schedule III

Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2015

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A.	$2,500 Capital Category, As per rule 15c3-1	______
B.	Special Account for the exclusive benefit of Customer's maintained	______
C.	All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm Southwest Securites, Inc.	X
D.	Exempted by order of the Commission	______



Haynie & Company
Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of the Firm
Abraham & Co., Inc.
Gig Harbor, Washington

We have reviewed management's statements, included in the accompanying Schedule III, in which Abraham & Co., Inc. stated that (a) Abraham & Co., Inc. may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) Abraham & Co., Inc. had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. Abraham & Co., Inc.'s management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Abraham & Co., Inc had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company
Haynie & Company
Salt Lake City, Utah
February 15, 2016